CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED MAY 31, 2007 AND 2006,
AND NINE MONTHS ENDED FEBRUARY 29, 2008
(Expressed in Canadian Dollars)

ROCKWELL DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	February 29 2008	May 31 2007
ASSETS

Current assets
Cash	$19,623,847	$32,626,376
Amounts receivable	631,446	1,724,418
Restricted cash (note 15(a))	13,335,124	15,642,120
Trade receivable from a related party (note 11)	593,434	839,253
Diamond inventory and supplies (note 5)	3,465,853	2,604,684
Prepaids and deposits	946,858	2,705,721
	38,596,562	56,142,572

Property, plant and equipment (note 6)	64,831,636	44,790,441
Mineral property interests (note 7)	25,247,937	24,121,855
Other assets and deposits	3,200,112	3,513,449
Reclamation deposits (note 9)	1,816,877	1,038,066

	$133,693,124	$129,606,383

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$4,420,212	$4,460,922
Amounts owing pursuant to acquisition (note 7)	294,402	13,842,809
Due to related parties (note 11)	49,604	1,609,301
Income taxes	890,332	1,677,787
Current portion of capital lease obligations (note 8)	6,847,751	7,808,955
	12,502,301	29,399,774

Long-term liabilities
Capital lease obligations (note 8)	7,955,548	9,294,581
Future income taxes (note 12)	12,430,100	11,978,860
Reclamation obligation (note 9)	1,755,820	1,361,557
	22,141,468	22,634,998

Non-controlling interest (note 7)	11,934,548	5,978,769

Shareholders' equity
Share capital (note 10)	112,095,390	88,903,530
Warrants (note 10(c))	1,693,197	1,693,197
Contributed surplus	2,332,882	599,749
Deficit	(29,006,662)	(19,603,634)
	87,114,807	71,592,842
Nature and continuance of operations (note 1)
Subsequent events (note 15)
Contingencies and commitments ( notes 7 and 14)

	$133,693,124	$129,606,383

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Dr. John Bristow	/s/ Dominique de la Roche

Dr. John Bristow	Dominique de la Roche
Director, Chief Executive Officer	Director, Chief Financial Officer

ROCKWELL DIAMONDS INC.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

	Nine months ended
	February 29	Years ended May 31
	2008	2007	2006

Revenue
Rough diamonds sales (note 11(h))	$35,863,214	$8,117,647	$–
Contract diamond sales (note 11(h))	174,892	1,967,889	–
Other sales	111,202	17,792	–
	36,149,308	10,103,328	–
Cost of sales
Cost of rough diamonds sales	(22,581,613)	(7,206,389)	–
Cost of contract diamond sales	(148,658)	(1,768,353)	–
Amortization and depletion	(6,533,941)	(2,074,415)	–
Operating profit	6,885,096	(945,829)	–

Expenses
Accretion of reclamation obligation (note 9)	464,316	55,471	–
Exploration	604,169	1,371,351	307,390
Foreign exchange gain	(751,315)	(3,580,364)	(46,881)
Interest on capital leases	1,289,385	433,125	–
Interest expense	270,976	103,031	–
Legal, accounting and audit	790,725	691,759	175,782
Office and administration	2,697,077	2,993,453	489,014
Property investigations	–	–	399,006
Shareholder communications	198,985	200,574	32,129
Stock-based compensation - exploration (note 10(b))	514,892	41,372	36,415
Stock-based compensation - administration (note 10(b))	1,311,423	38,251	47,101
Travel and conferences	654,705	666,194	132,647
Transfer agent	544,232	176,530	20,843
	8,589,570	3,190,747	1,593,446
Other items
Gain on sale of marketable securities	–	–	(56,585)
Write-off of amounts receivable	18,360	224,942	–
Loss on disposal of equipment	402,411	94,621	–
Interest income	(1,118,396)	(372,149)	(2,172)
Convertible note accretion expense	–	2,363,808	–
Loss on early extinguishment of convertible promissory notes	–	137,957	–
Write-down of mineral property interests	–	–	46,856
Write-down of marketable securities	–	1	19,128
	(697,625)	2,449,180	7,227

Loss before income taxes	1,006,849	6,585,756	1,600,673
Income tax expense (note 12)	179,290	–	–
Future income tax (recovery) expense (note 12)	2,261,110	(635,773)	–
Loss before non-controlling interest	3,447,249	5,949,983	1,600,673
Non-controlling interest	5,955,779	415,159	–
Loss for the period	9,403,028	6,365,142	1,600,673

Other comprehensive loss	–	–	–
Total Comprehensive Loss	$9,403,028	$6,365,142	$1,600,673

Basic and diluted loss per common share	$0.05	$0.11	$0.07

Weighted average number of
common shares outstanding	196,428,551	55,418,242	23,640,123

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Nine months ended February 29		Year ended May 31		Year ended May 31
		2008		2007		2006

	Number of		Number of		Number of
Share capital	shares		shares		shares
Balance at beginning of the period	186,976,219	$88,903,530	23,694,776	$11,857,649	23,613,943	$11,815,792
Share purchase options exercised at $0.32 per share	–	–	–	–	27,500	8,800
Share purchase options exercised at $0.40 per share	107,917	43,167	9,167	3,734	3,333	1,333
Share purchase options exercised at $0.42 per share	145,000	60,900	–	–	–	–
Private placement November 2006, net of issue costs at $0.47 per share	–	4,160	42,000,000	19,784,230	–	–
Private placement May 2007, net of issue costs at $0.47 per share	–	–	116,007,154	54,184,270	–	–
Private placement January 2008, net of issue costs at $0.60 per share	24,101,526	13,860,916	–	–	–	–
Interest consideration for convertible promissory at $0.60 per share notes	–	–	1,734,127	1,045,000	–	–
Interest consideration for credit facility at $0.61 per share	–	–	1,939,562	1,182,869	–	–
Interest consideration for loan at $0.55 per share	–	–	497,993	273,896	–	–
Commission consideration for private placement at $0.52 per share	–	–	1,093,440	568,588	–	–
Commission consideration for private placement at $0.60 per share	500,000	300,000	–	–	–	–
Warrants exercised at $0.40 per share	–	–	–	–	50,000	20,000
Warrants exercised at $0.60 per share	2,400,000	1,440,000	–	–	–	–
Consideration for acquisition of property net of issue cost at $0.78 per share (note 7)	7,848,663	6,081,842	–	–	–	–
Consideration for property finders fees at $0.78 per share (note 7)	1,676,529	1,307,693	–	–	–	–
Fair value of stock options allocated to shares issued on exercise	–	93,182	–	3,294	–	11,724
Balance at end of the period	223,755,854	$112,095,390	186,976,219	$88,903,530	23,694,776	$11,857,649

Warrants
Broker warrants issued as consideration for private placement		1,693,197		1,693,197		–
		$1,693,197		$1,693,197		$–

Contibuted surplus
Balance at beginning of the period		599,749		523,420		451,628
Stock-based compensation (note 10(b))		1,826,315		79,623		83,516
Fair value of stock options allocated to shares issued on exercise		(93,182)		(3,294)		(11,724)
Balance at end of the period		$2,332,882		$599,749		$523,420

Deficit
Balance at beginning of the period		(19,603,634)		(13,238,492)		(11,637,819)
Loss for the period		(9,403,028)		(6,365,142)		(1,600,673)
Balance at end of the period		$(29,006,662)		$(19,603,634)		$(13,238,492)

TOTAL SHAREHOLDERS' EQUITY		$87,114,807		$71,592,842		$(857,423)

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Nine months ended
	February 29	Years ended May 31
Cash provided by (applied to):	2008	2007	2006

Operating activities
Loss for the period	$(9,403,028)	$(6,365,142)	$(1,600,673)
Items not affecting cash
Accretion of reclamation obligation	464,316	55,471	–
Amortization and depletion	4,460,323	1,196,682	–
Amortization of capital lease equipment	2,073,618	877,733	–
Gain on sale of marketable securities	–	–	(56,585)
Write-off of amounts receivable	18,360	224,942	–
Write-down of marketable securities	–	1	19,128
Write-down of mineral property interests	–	–	46,856
Loss on early extinguishment of convertible promissory note	–	137,957	–
Non cash convertible note accretion and interest expense	–	2,363,808	–
Stock-based compensation (note 10(b))	1,826,315	79,623	83,516
Unrealized foreign exchange gain	(2,967,105)	(3,320,085)	–
Loss on disposal of equipment	402,411	94,621	–
Future income tax (recovery) expense (note 12)	2,261,110	(635,773)	–
Provision for site reclamation	230,622	(474,024)	–
Non-controlling interest	5,955,779	415,159	–
Changes in non-cash working capital items
Accounts receivable	1,074,612	(920,522)	(23,244)
Amounts due to and from related parties	245,819	6,074,609	–
Inventory	(861,169)	(508,110)	–
Prepaids and deposits	1,758,863	(2,672,073)	–
Accounts payable and accrued liabilities	(40,710)	(3,485,300)	137,624
Income taxes	(787,455)	(872,950)	–
Cash provided by (used in) operating activities	6,712,681	(7,733,373)	(1,393,378)

Investing activities
Acquisition of Durnpike Investments (Pty) Limited, net of cash acquired (note 7 (a))	–	(8,293,413)	–
Overdraft assumed on acquisition of Durnpike Investments, net	–	(1,201,297)	–
Restricted cash (note 15(a))	–	(15,642,120)	–
Proceeds received on sale of marketable securities	–	–	146,970
Mineral property acquisitions	600,661	(527,328)	–
Purchase of equipment	(21,603,785)	(6,453,942)	–
Proceeds received on disposal of equipment	1,034,620	263,010	–
Other assets and deposits	313,337	(3,481,259)	–
Reclamation deposits	(778,811)	(63,760)	–
Cash provided by (used in) investing activities	(20,433,978)	(35,400,109)	146,970

Financing activities
Principal repayments under capital lease obligations	(5,964,113)	(2,678,965)	–
Common shares and warrants issued for cash, net of issue costs	15,709,143	76,234,018	30,133
Amounts received (paid) to related parties	(1,559,697)	(872,735)	1,055,629
Amounts paid pursuant to property acquisition	(7,466,565)	2,885,509	–
Repayment of credit facility	–	(11,000,000)	–
Credit facility	–	11,000,000	–
Repayment of convertible promissory notes	–	(9,500,000)	–
Issuance of convertible promissory notes	–	9,500,000	–
Repayment of loans payable to related parties	–	(12,474,500)	–
Loans payable to related parties	–	12,474,500	–
Cash provided by financing activities	718,768	75,567,827	1,085,762

Increase (decrease) in cash during the period	(13,002,529)	32,434,345	(160,646)

Cash, beginning of period	32,626,376	192,031	352,677

Cash, end of period	$19,623,847	$32,626,376	$192,031

Interest paid during the period	$–	$103,031	$–
Interest received	$1,118,396	$372,149	$–
Income taxes paid during the period	$787,455	$872,950	$–

Supplemental disclosure of non-cash investing and financing activities:
Issuance of warrants - consideration for private placement	$–	$1,693,197	$–
Issuance of common shares - consideration for private placement	$300,000	$568,588	$–
Issuance of common shares - interest on convertible promissory notes	$–	$1,045,000	$–
Issuance of common shares - interest on credit facility	$–	$1,456,764	$–
Issuance of commons shares as consideration for acquisition of property (note 7)	$6,081,842	$–	$–
Issuance of common shares as consideration for property finders fees (note 7)	$1,307,693	$–	$–
Fair value of stock options allocated to shares issued upon exercise	$93,182	$3,295	$11,724
Equipment acquired under capital lease (note 6)	$6,408,382	$7,316,459	$–

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Rockwell Diamonds Inc. (the “Company”) is incorporated under the British Columbia Business Corporations Act (formerly the Company Act of British Columbia), and is engaged in the business of diamond production, and the acquiring and exploring natural resource properties. The Company’s principal mineral property interests are located in South Africa.

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. In December 2007, the Company’s Board of Directors approved a resolution to change the Company’s year end from May 31, 2008 to February 29, 2008.

During the year, the Company listed with the Toronto Stock Exchange (“TSX”) and also had a listing on the Johannesburg Stock Exchange (“JSE”).

The Company has estimated that it will have adequate funds from existing working capital to meet its corporate, operational, development, administrative and property obligations for the coming year. The Company will periodically need to obtain additional financing, and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for the Company’s mineral property interests, property, plant and equipment and inventory is dependent upon the existence of economically recoverable mineral resources and future profitable production or proceeds from the disposition of the mine. The Company’s continuing operations are also dependent upon the discovery and existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.

These consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation. Certain comparative information has been reclassified to conform to the presentation adopted in the current period.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. At February 29, 2008, of the

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

$19,623,847 (May 31, 2007 - $32,626,376) cash and equivalents held by the Company, $15,698,068 (ZAR 124,095,041) were held in South African Rand (“ZAR”), $35,772 ($16,553,541) were held in Chilean Pesos and $9,974 ($10,036) in US Dollars.

(b)	Revenue recognition

Revenue from rough diamond sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the Company’s price to the customer is fixed or determinable and collection of the resulting receivable is reasonably assured.

(c)	Trade accounts receivables

Trade accounts receivables are recorded at the invoiced amount less an estimate made for doubtful accounts based on a review of all outstanding amounts on a quarterly basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(d)	Inventory

Rough diamond inventory is recorded at the lower of production cost and net realizable value. Production costs include the cost of consumable materials, direct labour, mine-site overhead expenses and amortization.

Supplies inventory is valued at the lower of average cost and replacement cost.

(e)	Plant and equipment

Plant and equipment are stated at cost less accumulated amortization. Assets are amortized on a straight-line method over the estimated useful lives of the related assets, which are as follows:

Processing plant and equipment	4 – 10 years
Office equipment	6 years
Vehicles and light equipment	5 years

Repairs and maintenance expenditures are charged to operations as incurred. Significant improvements and major replacements which extend the useful life of the asset are capitalized as incurred.

(f)	Reclamation and security deposits

Reclamation and security deposits are recorded at cost.

(g)	Mineral property interests

The acquisition costs of mineral properties are capitalized until the property is placed into production, sold, or abandoned, or when management has determined that there has been an impairment in value. Such acquisition costs are amortized over the estimated life of the property, based on the unit of production method, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreed terms for the mineral property interest.

Exploration costs and option payments are expensed in the period incurred.

Administrative expenditures are expensed in the period incurred.

The amount presented for mineral property interests represents costs incurred to date and accumulated acquisition costs, less write-downs, and does not necessarily reflect present or future values.

(h)	Financial instruments

The Company's financial instruments consist of cash, restricted cash, amounts receivable, trade receivables from a related party, reclamation deposit, accounts payable and accrued liabilities, capital lease obligations, amounts owing pursuant to acquisition and balances payable to related parties. It is management's opinion the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(i)	Site closure and reclamation obligations

The Company accounts for site closure and reclamation costs in accordance with Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, “Asset Retirement Obligations” (HB 3110). HB 3110 requires the recognition of any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made.

These obligations are measured initially at fair value and the resulting costs are capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability, and the related asset retirement cost is capitalized as part of the carrying amount of the related long-lived asset.

(j)	Impairment of long-lived assets

Long-lived assets, including mineral properties, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

(k)	Foreign currency translation

All of the Company’s foreign operations are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues, cost of sales and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(l)	Share capital

Common shares issued for mineral property interests are recorded at their fair market value based upon the trading price of the shares on the Toronto Stock Exchange (“TSX”) on the date of issue or as otherwise provided under the terms of the agreement to issue the shares. Share issue costs are deducted from share capital.

(m)	Stock-based compensation

The Company has a share option plan which is described in note 10(b). The Company records all stock-based payments granted using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable, and are charged to operations over the vesting period, with an offsetting amount to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(n)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(o)	Loss per share

Basic income (loss) per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted income (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income (loss) per share assumes that the proceeds receivable upon exercise

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

of dilutive share purchase options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented separately as the effect of outstanding options and warrants would be anti-dilutive.

(p)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and the assumptions used in determining stock-based compensation expense. Actual results could differ from those estimates.

4.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly Adopted Accounting Policies

Effective June 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(i) Section 3855 – Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to June 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity and available-for-sale financial assets. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

º

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

º	Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income until the gain or loss is recognized in income.

º	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

º

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and closes are recognized in other comprehensive income.

On adoption of the standards on June 1, 2007, the Company’s outstanding financial assets and liabilities were recognized and measured in accordance with the new requirements as if these requirements had always been in effect. However, no adjustments to opening deficit or opening accumulated other comprehensive income were required.

In accordance with this new standard, the Company has classified its financial instruments as follows:

º	Cash and restricted cash are classified as held for trading financial; instruments and are measured at fair value due to their short term nature and availability for prompt liquidation.

º	Amounts receivables and trades receivable from a related party are classified as loans and receivables and are measured initially at fair value and subsequently measured at amortized cost.

º

Accounts payable and accrued liabilities, amounts owing pursuant to acquisition and balances payable to related parties are classified as other financial liabilities and are measured initially at fair value and subsequently measured at amortized cost.

º

Reclamation deposits invested in interest bearing money market linked investments are classified as available-for-sale securities and are carried at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. During the period there were no unrealized gains or losses relating the reclamation deposits as the carrying amounts approximate the fair value. Previously, reclamation deposits were carried at cost, less provision for other than a temporary decline in value.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

	(ii)	Section 3865 – Hedges.

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

	(iii)	Section 1530 – Comprehensive Income.

Comprehensive income is the change in the Company’s shareholder equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders’ equity. As at February 29, 2008, the Company had no accumulated other comprehensive income and for the period, comprehensive income (loss) equals net loss.

	(iv)	Section 1506 - Accounting Changes

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. As a result, changes in accounting policies are only permitted when required by a primary source of generally accepted accounting principles or when the change will result in more reliable and more relevant information.

(b)	Accounting Policies Not Yet Adopted

	(i)	Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008, The Company is currently evaluating the effects of adopting this standard.

	(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company expects that its disclosures will be expanded to incorporate the additional requirements.

(iii)	Amendments to Section 1400 – Going Concern

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

(iv)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

5.	DIAMOND INVENTORY AND SUPPLIES

	As at	As at
	February 29, 2008	May 31, 2007
Rough diamond inventory	$830,780	$644,459
Work in progress	433,074	–
Mine supplies	1,990,699	1,741,412
Fuel, oil and grease	211,300	218,813
Total inventory and supplies	$3,465,853	$2,604,684

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

6.	PROPERTY, PLANT AND EQUIPMENT

	As at February 29, 2008
		Accumulated	Net book
	Cost	amortization	value
Land	$3,936,092	$–	$3,936,092
Processing plant and equipment	35,421,362	1,474,746	33,946,616
Processing plant and equipment under capital lease	27,850,217	2,961,508	24,888,709
Office equipment	815,209	8,476	806,733
Vehicles and light equipment	1,389,566	259,538	1,130,028
Vehicles and light equipment under capital lease	154,323	30,865	123,458
	$69,566,769	$4,735,133	$64,831,636

	As at May 31, 2007
		Accumulated	Net book
	Cost	amortization	value
Land	$3,086,948	$–	$3,086,948
Processing plant and equipment	17,044,142	609,026	16,435,116
Processing plant and equipment under capital lease	24,686,561	870,018	23,816,543
Office equipment	299,072	20,515	278,557
Vehicles and light equipment	1,065,396	43,199	1,022,197
Vehicles and light equipment under capital lease	158,795	7,715	151,080
	$46,340,914	$1,550,473	$44,790,441

7.	MINERAL PROPERTY INTERESTS

	Nine months ended	Year ended
Acquisition Costs	February 29, 2008	May 31, 2007
Durnpike Investments (Pty) Limited
Balance, beginning of period	$24,121,854	$–
Acquisition costs	1,822,138	18,696,487
Financial, legal, advisory, and other fees	4,216	527,328
Site closure and reclamation obligation recognized	230,622	–
Future income tax liability	419,050	5,421,981
Depletion of mineral properties during the period	(1,349,944)	(523,942)
Durnpike Investments (Pty) Limited, end of period	25,247,936	24,121,854
Ricardo Property	1	1
Balance, end of period	$25,247,937	$24,121,855

Title to mining properties involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the often complicated conveyancing history characteristic of many mining properties. The Company does not have title insurance but has investigated title to its Ricardo mineral property and, to the best of its knowledge and belief, title to its property is in good standing.

(a)	Acquisition of Durnpike Investments (Pty) Limited

On June 30, 2006, the Company entered into an Agreement-in-Principle to acquire interests and/or rights in four alluvial diamond properties in South Africa and the Democratic Republic of

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

Congo. These four properties include the Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Kwango River Project in the Democratic Republic of Congo and Galputs Minerale Project in South Africa.

Subsequently, pursuant to the terms of the Definitive Agreement, the Company acquired all of the shares and loans in Durnpike, a private South African company, from eight vendors (the “Vendors”) for consideration set forth below, payable in common shares of the Company (“Common Shares”) related to the closing price of the Common Shares on the TSX Venture Exchange on the specified dates described below. Durnpike holds an interest in respect of and/or rights in the four alluvial diamond properties.

The Holpan/Klipdam Property and the Wouterspan Property were indirectly owned by the H.C. Van Wyk Diamante Trust (“Van Wyk Trust”), a business trust registered in South Africa. The Van Wyk Trust held 99% of HC Van Wyk Diamonds Ltd (“HCVW”), a private South African company, and 99% of Klipdam Mining Company Limited (“Klipdam”), a private South African company. The remaining 1% of HCVW and Klipdam was owned by nominees of the Van Wyk Trust. HCVW and Klipdam, and were collectively referred to as The Van Wyk Diamond Group of companies (“VWDG”).

On July 7, 2006, Durnpike completed the acquisition of an initial 49% of the issued and outstanding shares of HCVW and 51% of the issued and outstanding shares of Klipdam (the “Acquisition Interest”) for South African Rand (“ZAR”) 50 million ($7.8 million) and agreed to pay an additional ZAR30 million ($4.5 million) to the Van Wyk Trust on July 7, 2007. To facilitate Durnpike’s payment of ZAR50 million to the Van Wyk Trust on July 7, 2006, the Company advanced a non-interest bearing loan to Durnpike of ZAR50 million (Cdn$7.8 million). This loan is secured by a pledge of Durnpike’s Acquisition Interest. The payment of ZAR30 million was made to the Van Wyk Trust in June 2007.

Durnpike had the option to increase its shareholding in HCVW to a 51% controlling interest by (a) subscribing for additional shares in HCVW for the amount of ZAR1 million ($160,000) and (b) introducing a ZAR24 million ($3.9 million) working capital loan into VWDG. These conditions were met in January 2007.

The Company also entered into an Exchange Agreement with the Van Wyk Trust to acquire the remaining shareholding of VWDG for ZAR60 million ($7.6 million), payable in Common Shares. The Exchange Agreement became effective upon Rockwell completing its listing of the Company’s Common Shares on the JSE. In March 2008, subsequent to the nine months ending February 29, 2008, pursuant to the Exchange Agreement the Company issued Common Shares to the Van Wyk Trust and increased its ownership by 23% to a total of 74% of the VWDG assets.

Pursuant to the Definitive Agreement, the Company:

º

acquired from the Vendors all of their shares and loans in Durnpike for consideration of ZAR 39.8 million ($6.1 million), payable in common shares of the Company on the earlier of (i) the date of the JSE listing; and (ii) within approximately 12 months from signature of the Definitive Agreement. By virtue of such acquisition, the Company acquired Durnpike’s interests in the four alluvial diamond properties in South Africa and the Democratic Republic of Congo (“DRC”). The ZAR consideration does not include payment in respect of the Kwango River Project, which payment stands to be made by

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

the Company only when (and if) the feasibility study referred to below has been completed and approved by the board of directors of the Company.

On November 30, 2007, the Company began trading on the Johannesburg Stock Exchange and hence completed its JSE listing condition. Consequently, the Company issued 7,848,663 Common Shares as settlement of its commitment of ZAR 39.8 million ($6.1 million) and also 1,676,529 Common Shares as finder fees relating to the Durnpike acquisition.

º

will spend US$7 million on a feasibility study on the Kwango River Project by August 31, 2007. This deadline may be extended to February 29, 2008 at no cost and be further extended to December 31, 2008 by payment of US$1 million in Common Shares. As it seems highly unlikely that the deadline of February 29, 2008 will be met, the Company is currently negotiating an extension to such deadline. If the Company wishes to retain the Kwango River Project following completion of the feasibility study, the Company must (i) pay to the Vendors an amount equal to 60% of the net present value of the Kwango River Project Valuation (as determined in terms of the feasibility study and subject to a minimum acquisition cost of US$13 million and a maximum acquisition cost of US$26 million), which payment shall be effected by the issuance of Common Shares and (ii) commit to incur an additional amount of up to US$6 million in expenditures for development of the Kwango River Project within 16 months from the date of completion of the feasibility study. If the Company does not wish to retain the Kwango River Project following completion of the feasibility study, the Definitive Agreement provides for

Durnpike being divested of such project on certain terms, with the Company nevertheless retaining 100% of the shares in Durnpike (and therefore the indirect interests in the Holpan/Klipdam, Wouterspan and Galputs properties). In such event, the full and final purchase consideration for Durnpike will be limited to the ZAR Consideration. Durnpike’s interest in the Kwango River Project is constituted by an agreement (“Midamines Agreement”) with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as contractor on behalf of Midamines to manage and carry out exploration and mining. Durnpike will be entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines. These royalties take the form of a series or recurring annual minimum royalty payments of US$1,200,000 per annum (commencing on December 31, 2007). (As to the enforceability of this commitment in light of developments pertaining to the Midamines Agreement, see note 14 (a)). During the third quarter of fiscal 2008 the Company paid consideration of $600k to Midamines in order to increase the size of the concession.

All of the Common Shares issued to the Vendors pursuant to the acquisition, other than the Common Shares issued to extend the feasibility study deadline, will be held in escrow for at least nine months from the date of issuance, provided that a limited portion of those escrowed Common Shares may be released to enable the Vendors to meet certain specified obligations.

On January 31, 2007, all the conditions precedent to implementation of the Acquisition as per the Definitive Agreement were fulfilled. The Company also received the necessary regulatory approvals in Canada and South Africa. As provided for in the Definitive Agreement, the Company executed an agreement in relation to the acquisition of control of the mineral rights

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

relating to the Galputs Minerale Project. To date the Company is still awaiting the Department of Minerals and Energy’s (“DME”) final approval relating to the transfer of the shares of Galputs Minerale Project from Virgilia Investments Inc. to the Company.

During the year ended May 31, 2007, a black economic empowerment (“BEE”) group purchased 15% of the VWDG from the Van Wyk Trust for an amount of ZAR 22.5 million (Cdn$3.4 million). Subsequent to the nine months ending February 29, 2008, the BEE group is in the process of increasing its shareholding from 15% to 26% by subscribing for an additional 11% shares in the VWDG. This additional 11% will be at a subscription price of ZAR17.5 million and the BEE group will also inject ZAR10.5 million working capital into the VWDG. The BEE company is African Vanguard Resources (Pty) Ltd., the holding company of Richtrau No 136 (Pty) Ltd

The results of acquired operations have been included in the consolidated financial statements since January 31, 2007, the date of acquisition. The following table summarizes the total purchase consideration of the acquired assets:

	Amount	Amount
	(ZAR)	($)
Cash advanced to fund Durnpike’s acquisition of 51% of VWDG	51,005,000	8,293,413
Cash committed to fund Durnpike’s acquisition of 51% of VWDG	30,000,000	4,878,000
Common shares issuable(1)	43,000,000	6,991,800
Total purchase consideration	124,005,000	20,163,213

(1)The Company has issued consideration in common shares amounting to ZAR39.8 million and the remaining ZAR3.2 million consideration will be issuable upon receiving the DME’s final approval of the Galputs Minerale Project transfer of shares.

The total acquisition price has been allocated to the net assets acquired and liabilities as follows:

	Amount	Amount
	(ZAR)	($)
Cash	593,238	96,460
Receivable and current assets	48,658,813	7,911,923
Inventory	12,894,060	2,096,574
Plant and equipment	202,510,108	32,928,144
Other assets	5,992,042	974,306
Mineral property interests	148,330,065	24,118,469
Bank overdraft	(7,981,287)	(1,297,757)
Accounts payable and accrued liabilities	(72,773,215)	(11,832,925)
Capital lease obligations	(84,854,165)	(13,797,287)
Reclamation obligation	(10,947,787)	(1,780,110)
Future income taxes	(84,200,330)	(13,690,974)
Non controlling interests	(34,216,542)	(5,563,610)
	124,005,000	20,163,213

The allocation of purchase price is based on management’s estimates of the fair value of the assets acquired and liabilities assumed at the date of acquisition, January 31, 2007.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

(b)	Acquisition of Makoenskloof property

In conjunction with the acquisition of Durnpike, HCVW had an option agreement to acquire the Makoenskloof alluvial diamond project. The Makoenskloof property is located on the north bank of the Middle Orange River ("MOR"). As a result of the acquisition of HCVW by Durnpike, and concurrent acquisition of Durnpike by Rockwell, the Company assumed the option to purchase the Makoenskloof property.

In November 2006, HCVW exercised its option to purchase the property and the company that held the mineral rights of the Makoenskloof property. HCVW paid ZAR5.4 million ($880,000) in January 2007 for the property and mining permits. Pursuant to this option exercise, HCVW also entered into a sub-contracting agreement with Folmink Delwery CC to perform bulk sampling commencing in March 2007. In April 2007 HCVW entered into an agreement to purchase ZAR21.3 million (approximately $3 million) in plant and equipment from the sub-contractor and to terminate the sub-contracting arrangement. The Company has paid a total consideration of ZAR19 million ($2.7 million) and is committed to pay the remaining consideration in monthly payments of ZAR500,000 ($63,000). The monthly payments shall incur interest calculated at the prime rate of the Standard Bank of South Africa.

In December 2007, Makoenskloof property was placed on care and maintenance in order for management to evaluate the results of the bulk sampling activities which had taken place up until the end of November 2007.

(c)	Ricardo Property, Chile

The Company holds a 100% interest in certain mineral exploration and exploitation concessions in the Calama Mining District in Chile. The Company continues to maintain the Ricardo Property in good standing.

(d)	Farhom Property, South Africa

On July 30, 2007 H.C. Van Wyk Diamonds acquired 100% of the shares and shareholder loans of Farhom Mining & Construction (Pty) Ltd. for ZAR10 million ($1.5 million). This company holds the mineral rights over the Farhom farm property. This transaction was concluded in terms of an option granted to HCVW on February 24, 2005 and later amended on July 10, 2007.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

8.	CAPITAL LEASE OBLIGATIONS

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three to four year capital lease agreements.

The Company’s capital lease obligations are with the following financial institutions:

	As at	As at
	February 29, 2008	May 31, 2007
Liebherr Finance	$–	$131,572
ELB Finance	105,418	175,180
Stannic	2,093,869	3,452,954
Wesbank	319,236	557,153
Nedbank	1,842,519	4,383,372
Komatfin	10,442,257	8,403,305
	$14,803,299	$17,103,536

Capital lease obligations as detailed above are secured over plant and equipment and are repayable in monthly installments. Interest is charged at rates linked to the prevailing prime rate of the relative financial institution mentioned above.

Future minimum lease payments are as follows:

As at
February 29, 2008
2009	$8,385,013
2010	6,087,834
2011	2,389,611
Total minimum lease payments	16,862,458
Less interest portion	(2,059,159)
Present value of capital lease obligations	14,803,299
Current portion	(6,847,751)
Non-current portion	$7,955,548

9.	RECLAMATION OBLIGATION

The continuity of the provision for site closure and reclamation costs related to the Holpan, Wouterspan and the Klipdam mines are as follows:

	As at	As at
	February 29, 2008	May 31, 2007
Balance, beginning of period	$1,361,557	$–
Changes during the period:
Site closure and reclamation obligation recognized	230,622	1,306,086
Foreign exchange on reclamation	(300,675)	–
Accretion expense	464,316	55,471

Site closure and reclamation obligations, February 29, 2008	$1,755,820	$1,361,557

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

The estimated amount of the reclamation costs, adjusted for estimated inflation at 9% per year, is $732,688 for the Klipdam mine in the year 2011, $1.3 million for the Holpan mine in the year 2013 and $3.8 million for the Wouterspan mine in the year 2027 and is expected to be spent over periods of approximately three years beginning in 2011, 2013 and 2027. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 13%, to arrive at a net present value of $1,755,820. The accretion of $464,316 (2007 – $55,471) is charged to the statement of operations. During the period the Company revised the site closure and reclamation obligation.

As required by regulatory authorities, at February 29, 2008, the Company had cash reclamation deposits totaling $1,816,877 (2007 – $ 1,038,066) comprised of $1,657,489 (2007 – $ 878,678) for the Holpan and Wouterspan mines and $159,388 (2007 – $159,388) for the Klipdam mine. These deposits are invested in interest bearing money market linked investments at rates ranging from 8% to 9.5% .

10.	SHARE CAPITAL

(a) Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value, of which none have been issued.

(b) Share purchase options

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant options for up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over two years, to its directors, employees, officers, and consultants. The exercise price of each option is set by the Board of Directors at the time of grant and cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange. Options have a maximum term of five years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death.

The continuity of share purchase options for the nine months ended February 29, 2008 is as follows:

	Exercise	May 31			Expired/	February 29
Expiry date	price	2007	Granted	Exercised	cancelled	2008
September 28, 2007	$0.40	107,917	–	107,917	–	–
February 29, 2008	$0.42	190,000	–	145,000	45,000	–
March 28, 2008	$0.50	150,000	–	–	–	150,000
July 10, 2010	$0.68	–	300,000	–	–	300,000
September 24, 2012	$0.62	–	5,905,500	–	2,500	5,903,000
November 14, 2012	$0.63	–	1,114,500	–	5,500	1,109,000
		447,917	7,320,000	252,917	53,000	7,462,000

Weighted average exercise price		$0.44	$0.62	$0.41	$0.45	$0.62
Weighted average fair value of options granted during the period						$0.62

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

As at February 29, 2008, 250,000 of the options outstanding with a weighted average exercise price of $0.57 per share had vested with grantees.

The continuity of share purchase options for the year ended May 31, 2007 is as follows:

	Exercise	May 31			Expired/		May 31
Expiry date	price	2006	Granted	Exercised	cancelled		2007
September 28, 2007	$0.40	115,417	–	5,833	1,667		107,917
February 29, 2008	$0.42	210,000	–	3,334	16,666		190,000
March 28, 2008	$0.50	150,000	–	–	–		150,000
		475,417	–	9,167	18,333		447,917

Weighted average exercise price		$0.44	$–	$0.41	$0.42		$0.44

Weighted average fair value of options granted during the year						$	Nil

As at May 31, 2007, 327,917 of the options outstanding with a weighted average exercise price of $0.40 per share had vested with grantees.

The continuity of share purchase options for the year ended May 31, 2006 is as follows:

	Exercise	May 31			Expired/	May 31
Expiry date	price	2005	Granted	Exercised	cancelled	2006
May 19, 2006	$0.32	27,500	–	27,500	–	–
September 28, 2007	$0.40	–	126,250	3,333	7,500	115,417
February 29, 2008	$0.42	–	210,000	–	–	210,000
March 28, 2008	$0.50	–	150,000	–	–	150,000

		27,500	486,250	30,833	7,500	475,417

Weighted average exercise price		$0.32	$0.44	$0.33	$0.40	$0.44

Weighted average fair value of options granted during the year						$0.50

As at May 31, 2006, 38,750 of the options outstanding with a weighted average exercise price of $0.40 per share had vested with grantees.

Using a Black-Scholes option pricing model with the assumptions noted below, the fair values of stock options granted have been reflected in the statement of operations as follows:

	Nine Months ended	Year ended	Year ended
	February 29	May 31	May 31
	2008	2007	2006
Exploration and engineering	$514,892	$41,372	$36,415
Operations and administration	1,311,425	38,251	47,101
Total compensation cost expensed to operations,
with the offset credited to contributed surplus	$1,826,317	$79,623	$83,516

The weighted-average assumptions used to estimate the fair value of options granted are as follows:

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

	2008	2007	2006
Risk free interest rate	4%	4%	4%
Expected life	4.8 years	2 years	2 years
Expected volatility	111%	97%	124%
Expected dividends	nil	nil	nil

(c) Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended February 29, 2008 is:

Expiry date	November 22, 2008(i)	May 09, 2009(ii)	May 09, 2009(iii)
Exercise price	$0.80	$0.70	$0.70
Balance, May 31, 2007	42,000,000	116,007,154	5,772,000
Issued	–	–	–
Exercised	2,400,000	–	–
Expired	–	–	–
Balance, February 29, 2008	39,600,000	116,007,154	5,772,000

(i)

The share purchase warrants are exercisable over three years with the option to exercise at $0.60 expiring on November 22, 2007, the option to exercise at $0.80 expiring on November 22, 2008 and the option to exercise at $1.00 expiring on November 22, 2009.

(ii)

In May 2007, Rockwell completed a $60 million private placement financing of 116,007,154 million equity Units at $0.52 each with each Unit consisting of one common share and one share purchase warrant exercisable over two years at $0.70. All securities are subject to a four month hold period in Canada which expired on September 10, 2007.

(iii)

In May 2007, the Company issued 5,772,000 broker warrants exercisable over two years at $0.70 expiring on May 9, 2009. Using a Black-Scholes option pricing model, the fair value of the 5,772,000 broker warrants granted in the amount of $1,693,197 have been reflected in the consolidated balance sheet. The weighted-average assumptions used to estimate the fair value of warrants granted were an expected volatility of 97%, expected dividends of nil, expected life of 2 years and risk free rate of 4%.

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended May 31, 2007 is:

	November 22,
Expiry date	2007(i)	May 09, 2009	May 09, 2009
Exercise price (note 10(d and e))	$0.60	$0.70	$0.70

Balance, May 31, 2006	–	–	–
Issued (note 10(d and e))	42,000,000	116,007,154	5,772,000
Exercised	–	–	–
Expired	–	–	–

Balance, May 31, 2007	42,000,000	116,007,154	5,772,000

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

(i)

The share purchase warrants are exercisable over three years with the option to exercise at $0.60 expiring on November 22, 2007, the option to exercise at $0.80 expiring on November 22, 2008 and the option to exercise at $1.00 expiring on November 22, 2009.

The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended May 31, 2006 is:

	Exercise	May 31				May 31
Expiry date	price	2005	Issued	Exercised	Expired	2006
December 31, 2005	$0.40	8,975,000	–	50,000	8,925,000	–

Weighted average exercise price		$0.40	$–	$0.40	$–	$–

(d)	Private placement, November 2006

In November 2006, Rockwell completed a $21 million private placement of 42 million units at $0.50 per unit, with each unit consisting of one common share and one share purchase warrant exercisable over three years at $0.60 in the first year, $0.80 in the second year and $1.00 in the third year. The third year term of the warrants is subject to the Company achieving Tier 1 status on the TSX Venture Exchange within the first two years. All securities are subject to a four month holding period in Canada expiring on March 23, 2007, and a portion will be subject to additional US resale restrictions in the United States. The Company paid cash commissions of $1,215,770.

(e)	Private placement, May 2007

In May 2007, Rockwell completed a $60 million financing of 116,007,154 million equity Units at $0.52 each with each Unit consisting of one common share and one share purchase warrant exercisable over two years at $0.70. All securities are subject to a four month hold period in Canada expiring September 10, 2007. In addition, the securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company paid cash commissions of $3,877,665, issued 1,093,440 common shares fair valued at $568,588 as compensation to agents as well as 5,772,000 broker warrants fair valued at $1,693,197 to the agents, bringing the total issued common shares to 117,100,594 and total commissions to $6,139,450.

(f)	Private Placement, January 2008

In January 2008 the Company completed a brokered private placement of 24,101,526 Common Shares at a price of $0.60 per share for total proceeds of $13,860,916, net of issue costs. The Company issued 500,000 Common Shares and paid a cash fee of $300,000 as finder’s fees relating to the private placement. All shares issued pursuant to the private placement are subject to a hold period expiring on March 31, 2008.

Proceeds from the financing will be used to fund Rockwell’s diamond operations and new project evaluation and development.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

11.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances payable	As at	As at
	February 29, 2008	May 31, 2007
Hunter Dickinson Inc. (a)	$–	$37,571
Euro-American Capital Corporation (b)	–	2,879
CEC Engineering (c)	–	5,558
Durnpike shareholder loans (i)	–	1,503,566
Banzi Trading (k)	–	2,191
Jakes Tyres (i)	49,604	10,993
Cashmere Trading (g)	–	46,543
	$49,604	$1,609,301
Balances receivable
Hunter Dickinson Inc. (a)	$78,504	$–
Flawless Diamonds Trading House (h)	477,298	781,928
Banzi Trading (k)	33,744	–
Diacor CC (n)	3,888	–
AA Van Wyk (m)	–	57,325
	$593,434	$839,253

	Nine Months
	ended
	February 29	Year ended May 31
Transactions	2008	2007	2006
Services rendered and expenses reimbursed:
Hunter Dickinson Inc. (a)	$863,861	$1,988,027	$578,134
Euro-American Capital Corporation (b)	14,393	18,765	18,630
CEC Engineering (c)	39,766	187,225	–
John Bristow (d)	–	115,320	–
Jeffrey B Traders CC (e)	52,740	141,318	–
Seven Bridges Trading (f)	57,952	55,534	–
Plateau Resources (Proprietary) Limited (j)	–	–	124,737
Cashmere Trading (g)	353,736	43,357	–
Banzi Trade 26 (Pty) Ltd (k)	47,575	251,942	–
Jakes Tyres (l)	1,141,454	267,361	–
AA Van Wyk (m)	148,658	173,977	–
Diacor CC (n)	3,888	–	–

Sales rendered to:
Flawless Diamonds Trading House (h)	$36,038,106	$10,085,536	$–

(a)

Hunter Dickinson Inc. (“HDI”) is a private company equally owned by several public companies, one of which is Rockwell, and has certain directors in common with the Company. HDI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001. There are no specific terms of repayment.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

(b)	Euro-American Capital Corporation is a private company controlled by Rene Carrier, a director of the Company, which provides management services to the Company at market rates for those services.

(c)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(d)	John Bristow, President, Chief Executive Officer and a director of the Company, provided engineering consulting services at market rates to the Company.

(e)	Jeffrey B Traders CC is a private company controlled by Jeffrey Brenner, a former director and employee of the Company, which provides management and marketing services to the Company at market rates.

(f)

Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides administrative and management services at market rates to the Company’s South African subsidiaries.

(g)	Cashmere Trading is a private company owned by Hennie Van Wyk, an officer of the Company, which provides helicopter services at market rates.

(h)

Flawless Diamonds Trading House (“Flawless”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, Bristow and Van Wyk, are shareholders of. Flawless is a registered diamond broker and purchases diamonds from the Company at market prices.

(i)

Pursuant to the Company’ agreement to acquire all of the shares and loans in Durnpike Investments (Pty) Limited from eight individuals (the “Vendors”), of which three individuals from the Vendors were subsequently appointed to the Company’s Board of Directors (Messr. Brenner, M.Bristow, J.Bristow).

(j)

Plateau Resources (Proprietary) Limited (“Plateau”) is a wholly-owned subsidiary of Anooraq Resources Corporation, a Canadian company which has certain directors in common with the Company. Plateau shares certain premises and other facilities with the Company pursuant to a cost-sharing arrangement with no profit element involved.

(k)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 50% owned by Hennie Van Wyk Family Trust, 30% by Ronnie Visagie, a member of the van Wyk family and 20% by Bokomoso Trust. Banzi is a private company focused on providing self sustaining programs to local communities. During the period, Banzi provided the Company with buildings materials at market rates.

(l)	Jakes Tyres is a private company with certain directors and officers in common with the Company that provides consumable materials at market rates.

(m)	AA Van Wyk is a private company owned by a party related to the directors and officers of the Company, which provides contract mining services at market rates.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

(n)	Diacor CC is a private company with certain directors and officers in common with the Company that purchases consumable materials at market rates.

12.	INCOME TAXES

Income tax expense (recovery differs from the amount which would result from applying the statutory Canadian income tax rates in 2008 of 33.55% (2007 - 34.1%, 2006 - 36.6%). A reconciliation of income taxes calculated at applicable statutory rates is as follows:

	Nine months
	ended February	Years ended May 31
	2008	2007	2006

Loss before income taxes	$(1,006,849)	$(6,585,756)	$(1,600,673)

Expected income tax recovery	$(338,000)	$(2,324,000)	$(555,000)
Difference in foreign tax rates	298,000	101,000	7,000
Permanent differences	1,200,000	309,000	375,000
Change in tax rate	440,000	–	(35,000)
Change in valuation allowance	(477,000)	1,409,433	208,000
Other non-deductible items	1,317,400	(131,206)	–

Net income tax expense (recovery)	$2,440,400	$(635,773)	$–

As at February 29, 2008 and May 31, 2007, the estimated tax effect of the significant components within the Company’s future tax assets and liabilities were as follows:

	As at February 29	As at May 31
	2008	2007	2006

Future income tax asset (liability)
Resource allowances	$1,938,000	$2,133,000	$1,155,000
Loss carry forwards	3,559,000	3,824,000	2,136,000
Other	1,460,000	1,835,000	150,000
Total	6,957,000	7,792,000	3,441,000
Less: valuation allowance	(6,957,000)	(7,434,860)	(3,441,000)
	–	357,140	–
Mineral properties	(3,937,000)	(5,005,000)	–
Equipment	(8,493,100)	(7,331,000)	–
Net future tax asset (liability)	$(12,430,100)	$(11,978,860)	$–

At February 29, 2008, the Company had available for deduction against future taxable income non-capital losses of approximately $12,587,000 (2007 - $10,711,00; 2006 – $3,290,000). These losses, if not utilized, will expire in various years ranging from 2008 to 2027. Subject to certain restrictions, the Company also had Canadian resource expenditures of approximately $5,635,000 (2007 – $5,635,000; 2006 – $5,635,000), which are available to reduce taxable income in future years.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

13.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mineral exploration and diamond mining sector. The Company's resource properties are located in South Africa, Democratic Republic of Congo, Canada and in Chile.

For the nine months
ended February 29, 2008	Canada	Chile	South Africa	Total
Revenue	$–	$–	$36,149,308	$36,149,308
Loss for the year	(3,393,226)	(92,767)	(5,917,035)	(9,403,028)
Total assets	4,002,546	70,133.	129,620,445	133,693,124
Mineral property interests	–	1	25,247,936	25,247,937
Property, plant and	–	–	64,831,636	64,831,636
equipment

For the year ended
May 31, 2007	Canada	Chile	South Africa	Total
Revenue	$–	$–	$10,103,328	$10,103,328
Loss for the year	(5,342,557)	(191,800)	(830,785)	(6,365,142)
Total assets	38,281,401	62,857.	91,262,125	129,606,383
Mineral property interests	–	1	24,121,854	24,121,855
Property, plant and	–	–	44,790,441	44,790,441
equipment

For the year ended
May 31, 2006	Canada	Chile	South Africa	Total
Loss for the year	$(1,340,385)	$(260,288)	$–	$(1,600,673)
Total assets	228,560	60,087.	–	288,647
Mineral property interests	–	1	–	1
Property, plant and	–	–	–	–
equipment

14.	CONTINGENCIES AND COMMITMENTS

(a)

In connection with the property described in note 7(a), one of the 50% shareholders of Midamines has, subsequent to the conclusion of the Midamines Agreement denied the validity of that agreement. The other 50% shareholder disputes this view and remains committed to the Midamines Agreement. Due to this dispute, Midamines has not afforded Durnpike access to the site, and assistance as regards its proposed operations on the site, in the manner contemplated in the Midamines Agreement. This failure has significantly delayed the Company’s proposed operations on the site, and it is consequently the Company’s position that the required royalty payments have become suspended for the duration of the dispute.

The Company will obtain formal legal advice from counsel and evaluate its available remedies. Although the outcome is not currently determinable the project is not a material operation of the Company. During the third quarter of 2008 the Company paid consideration of $600k to Midamines in order to increase the size of the concession.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

	(b)	In April 2007 the Company, entered into an agreement in relation to its Makoenskloof property to purchase plant and equipment in the amount of ZAR21.3 million (approximately $3.2 million) from Folmink Delwery CC. As at February 29, 2008 the Company is committed to pay the remaining consideration of ZAR2.3 million ($294,402) in the following manner:

	º	The balance shall be paid in monthly payments of ZAR500,000 ($63,000). The monthly payments shall incur interest calculated at the prime rate of the Standard Bank of South Africa.

15.	SUBSEQUENT EVENTS

	(a)	Acquisition of Saxendrift Mine (Pty) Ltd.

On March 6, 2007, the Company and Trans Hex Group Limited (“Trans Hex”) entered into a conditional agreement whereby the Company’s wholly owned South African subsidiary, Rockwell Resources RSA (Pty) Ltd. (“Rockwell RSA”), would acquire two open pit alluvial diamond mines and three alluvial diamond exploration projects from Trans Hex (“the Transaction”). Trans Hex, through its wholly-owned subsidiary, Trans Hex Operations (Pty) Ltd. (“THO”), is the owner of two open pit alluvial diamond mines, namely Saxendrift and Niewejaarskraal, and three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot, which are located along the southern bank of the Middle Orange River in the Northern Cape Province of South Africa (“Northern Cape”) and which are collectively referred to as the Middle Orange River Operations and Projects (or “MORO”). The MORO includes:

	º	the rights to prospect, explore and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area of the Northern Cape;

	º	a series of large remnant alluvial diamond terraces;

	º	the material plant, machinery, equipment and other movable assets owned and/or used by THO;

	º	certain employees of THO; and

	º	a rehabilitation liability which will be taken over by the Company.

The Company has paid cash consideration to Trans Hex of ZAR100.4 million ($14.8 million) and will assume potential liabilities for staff layoffs of ZAR4.7 million (capped at ZAR5 million ($0.8 million)) and rehabilitation bonds (capped at ZAR4.25 million ($0.6 million)). An independent consultant has been appointed to determine the value of the rehabilitation bonds. All payments and liabilities are expected to total $16.2 million, subject to certain final adjustments. Trans Hex will transfer all its relevant mineral rights and associated assets into a new special purpose entity (“Saxendrift Mine Pty (Ltd)”), to be acquired by Rockwell RSA. The implementation of the Transaction is subject to fulfillment of certain conditions precedent including:

	º	The unconditional approval of South Africa’s Competition Commission; which has already taken place;

	º	All requisite consents by South Africa’s Minister of Minerals and Energy to the cession and transfer of the underlying mining and prospecting rights pertaining to the MORO to

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

the Saxendrift Mine Pty (Ltd) and the acquisition by the Company of the shares in Saxendrift Mine Pty (Ltd);

º	Satisfactory provision by the Company of certain financial undertakings to THO;

º	Approval by the TSX Exchange;

º	Completion by the Company of a mineral title due diligence investigation; and

º	The audited balance sheet of Saxendrift Mine Pty (Ltd) as at the effective date.

Fulfillment of some of the conditions precedent may be waived, or the date specified for their fulfillment extended, in certain limited circumstances. The MORO will be placed in care and maintenance with effect from date of signature of the relevant transaction agreements pending fulfillment of the conditions precedent.

In January 2007, the Company entered into a credit facility with the Canadian Imperial Bank of Commerce (“CIBC”) for a standby letter of credit of $16.5 million for the acquisition of Saxendrift Mine. The Company secured this facility by providing sufficient funds on deposit equal to the amount of the outstanding letter of credit, being $15.6 million as of May 31, 2007.

The facility was not utilized and expired on July 31, 2007. On July 31, 2007 the funds, previously utilized to secure the facility, were transferred to an account held in trust for the Company for acquisition of the Saxendrift Mine. Subsequent to the nine months ended February 29, 2008 the Company completed the MORO acquisition. The substantive conditions to the Transaction have been fulfilled and the Transaction was completed on April 11, 2008. Registration of transfer to Saxendrift Mine Pty (Ltd) of the Saxendrift mining right, as well as prospecting rights in respect of the Kwartelspan, Zwemkuil- Mooidraai and part of the Remhoogte-Holsloot projects has already been obtained. Cession of the Niewejaarskraal mining right is still awaited at this time from the DME, and the Remhoogte prospecting right is in the process of being renewed.

(b)	Shares issued and share options granted subsequent to February 29, 2008.

Subsequent to February 29, 2008, the Company issued 14,285,715 common shares at $0.55 per share and 152,500 share options were cancelled or expired. No additional share options have been granted subsequent to year end.

(c)	Assumption of 74% ownership of HCVW and Klipdam

Effective March 1, 2008, the Company took ownership of 74% of HCVW and Klipdam from 51% to 74% as per the agreement announced in June 2006.

(d)	Acquisition of an additional 11% by the BEE Group

Subsequent to the nine months ending February 29, 2008, the BEE group is in the process of increasing its shareholding from 15% to 26% by subscribing for an additional 11% of the shares in the VWDG at a subscription price of ZAR17.5 million and injecting ZAR10.5 million working capital into the VWDG.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Material variations in the accounting measurement principles, practices and methods used in preparing these financial statements from measurement principles, practices and methods accepted in the United States (“US GAAP”) are described and quantified below.

Mineral properties and deferred exploration costs

Under Canadian GAAP, the Company accounts for mineral properties as described in note 3(e).

In March 2004, the Emerging Issues Task Forces (“EITF”) reached a consensus that mineral interests covered by leases should be considered tangible assets. On April 30, 2004, the FASB issued a FASB Staff Position (“FSP”) amending SFAS 141 and SFAS 142, “Goodwill and Other Intangible Assets”, to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2005, with early adoption permitted.

In March 2004, in its report on “Mining Assets: Impairment and Business Combinations” the EITF reached a consensus that an entity should include the cash flows associated with value beyond proven and probable reserves in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired under Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

Under U.S. GAAP, the recoverability of capitalized mineral properties exploration expenditures are generally considered insupportable until a commercially mineable deposit is determined; therefore, all mineral properties exploration expenditures are expenses as incurred. As the Company does not have reports on proven and probable reserves on any of its mineral properties, all exploration expenditures incurred, other than its acquisition costs, and its other mineral properties have been expensed as incurred.

Marketable securities

During the prior fiscal years, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the statements of operations for Canadian GAAP purposes.

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain equity investments must be classified into available-for-sale or trading securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities.

During the current fiscal year, this difference in accounting treatment has been eliminated due to the Company’s adoption of the new accounting standards pertaining to financial instruments (note 4).

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

	2008			2007
	Balance,		Balance,	Balance,		Balance,
	Canadian		US	Canadian		US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

Current assets	$38,596,562	$–	$38,596,562	$56,142,572	$529,308	$56,671,880
Property, plant
and equipment	64,831,636	–	64,831,636	44,790,441	–	44,790,441
Other assets and
deposits	3,200,112	–	3,200,112	3,513,449	–	3,513,449

Reclamation
deposits	1,816,877	–	1,816,877	1,038,066	–	1,038,066

Mineral property	25,247,937	(1)	25,247,936	24,121,855	(1)	24,121,854
	$133,693,124	$(1)	$133,693,123	$129,606,383	$529,307	$130,135,690

Current liabilities	$12,502,301	$–	$12,502,301	$29,399,774	$529,308* $ 29,929,082
Long-term
liabilities	22,141,468	–	22,141,468	22,634,998	–	22,634,998
Non-controlling
interest	11,934,548	–	11,934,548	5,978,769	–	5,978,769
Stockholders'
equity	87,114,807	(1)	87,114,806	71,592,842	(1)	71,592,841
	$133,693,124	$(1)	$133,693,123	$129,606,383	$529,307	$130,135,690

The impact of the differences between Canadian GAAP and US GAAP on the statements of operations and deficit would be as follows:

	2008	2007	2006
Loss for the year, Canadian GAAP	$(9,403,028)	$(6,365,142)	$(1,600,673)
Write-down of mineral property interests	–	–	46,856
Unrealized gain in marketable securities	–	–	–
Loss for the year, US GAAP	$(9,403,028)	$(6,365,142)	$(1,553,817)
Basic and diluted loss per share, US GAAP	$(0.05)	$(0.11)	$(0.07)
Weighted average number of common shares outstanding,
US GAAP	196,428,551	55,418,242	23,640,123

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	2008	2007	2006
Cash used in operating activities, Canadian GAAP	$6,712,681	$(7,733,373)	$(1,393,378)
Proceeds from sale of marketable securities	–	–	146,970
Cash used in operating activities, US GAAP	6,712,681	(7,733,373)	(1,246,408)

Cash provided by (used in) investing activities, Canadian
GAAP	(20,433,978)	(35,400,108)	146,970
Purchase of marketable securities	–	–	–
Proceeds from sale of marketable securities	–	–	(146,970)
Cash provided by investing activities, US GAAP	(20,433,978)	(35,400,108)	–

Cash provided by financing activities, Canadian GAAP and US
GAAP	718,768	75,567,827	1,085,762
Reclassification of bank advances	–	529,308	–
Cash provided by financing activities, US GAAP	718,768	76,097,135	1,085,762

Increase (decrease) in cash and equivalents during the year	(13,002,529)	32,963,654	(160,646)
Cash and equivalents, beginning of year	32,626,376	192,031	352,677
	19,623,847	33,155,685	192,031

Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. US GAAP requires that bank advances be reported as financing cash flows. As a result, under US GAAP, the total increase in cash and cash equivalents in 2007 in the amount of $32,434,345 reflected in the consolidated statements of cash flows would be increased by $529,308 and financing activities cash flows would increase by $529,308.

Impact of recent United States accounting pronouncements:

i)

Statement of Financial Accounting Standards (“SFAS”) No. 157: Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management is analyzing the requirements of this new standard and believes that its adoption will not have any significant impact on the Company’s financial statements.

ii)

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Included an amendment of SFAS No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Management is analyzing the requirements of this new standard and believes that its adoption will not have any significant impact on the Company's financial statements.

iii)	FASB Staff Position (“FSP”) No. FIN 46 (R)-7, The Application of FASB Interpretation No. 46 (R) to Investment Companies, amends interpretation 46 (R) to provide an exception to the scope

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended May 31, 2007 and 2006 and the nine months ended February 29, 2008
(Expressed in Canadian Dollars unless otherwise stated)

of the Interpretation for companies within the scope of the AICPA Audit and Accounting Guide (“Guide”). This FSP concludes that no additional consolidation guidance is necessary to the Guide. The Company’s preliminary assessment does not indicate that this FSP will have a significant impact on the financial statements.

iv)

FASB Interpretation (“FIN”) No. 48: Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109, was adopted by the Company on June 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

v)

In December 2007, the FASB issued SFAS No. 141R, Business Combinations, which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair value as of the acquisition date. In addition, the costs of acquisition must be recognized separately from the business combination. This statement will be effective for the Company’s 2009 fiscal year.

vi)

In March 2008, the FASB issued FAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FAS 161 is effective for fiscal years beginning after November 15, 2008. Early adoption is permitted. The Company is currently reviewing the provisions of FAS 161 and has not yet adopted the statement. However, as the provisions of FAS 161 are only related to disclosure of derivative and hedging activities, the Company does not believe the adoption of FAS 161 will have a material impact on its consolidated operating results, financial position or cash flows.